SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-128
E-mail sxi@synex.com

02072239

02 SEP 20 AM 9:58

SUPPL

September 12, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-862

REFERENCE: ~~82-8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated September 12, 2002 and entitled, "Synex International Announces Progress on Offer to Purchase its Software Division" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

82-8362

SYNEX INTERNATIONAL INC.

NEWS RELEASE

TSE : SXI September 12, 2002

SYNEX INTERNATIONAL ANNOUNCES
PROGRESS ON OFFER TO PURCHASE ITS SOFTWARE DIVISION

Synex International Inc. announces that Lasata Software Pty Ltd has now provided written notice that the due diligence process has been completed unconditionally in respect of their Offer to Purchase the shares of its Software Division, Synex Systems Corporation.

The Offer to Purchase, as previously announced on August 8, 2002, is scheduled to close on September 30, 2002.

The terms of the Offer to Purchase have been amended so that Lasata will now make a cash payment on the Closing Date in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 in respect of the working capital payment.

Lasata is a privately owned company based in Perth, Australia, which develops and markets financial reporting software for global markets. Synex Systems Corporation is focused on the development and marketing of F9 and F9 Professional, widely used software products for financial reporting that are complementary to the Lasata product line.

Synex International Inc is a public company, trading on the Toronto Stock Exchange, presently with three operating divisions covering: the development and operation of electrical generation facilities; the development and marketing of business intelligence and accounting related software products; and an engineering group providing services for the control and use of water, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/